167, SAMSEONG-DONG, GANGNAM-GU, SEOUL, KOREA

TEL 822-3456-4261~8, FAX 822-3456-4299

October 15, 2010

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Korea Electric Power Corporation

Annual Report on Form 20-F for Fiscal Year

Ended December 31, 2009

Filed June 29, 2010

File No. 000-13372

Dear Mr. Owings:

We are writing in response to your letter, dated September 15, 2010, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 29, 2010 with respect to the fiscal year ended December 31, 2009 (the “FY2009 Annual Report”).

Our responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

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Securities and Exchange Commission	October 15, 2010

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Form 20-F for the Year Ended December 31, 2009

Item 3.A. Selected Financial Data, page 2

1.	Please revise future filings to disclose the number of shares as adjusted to reflect any changes in capital. Refer to Item 3.A.2. of Form 20-F.

Response

In response to the Staff’s comment, we undertake to disclose in our future filings the number of shares as adjusted to reflect any changes in capital. We note the number of shares as adjusted to reflect any changes in capital as of each of December 31, 2005, 2006, 2007, 2008 and 2009 was 641,567,712.

Item 5. Operating and Financial Review and Prospectus, page 63

Critical Accounting Policies, page 69

2.	Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied. Please refer to Section V of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response

In response to the Staff’s comment, we undertake in our future filings to (i) include a discussion of our critical accounting policies to focus on the assumptions and uncertainties that underlie our critical accounting estimates, (ii) quantify, where material, and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods and (iii) include a qualitative and quantitative analysis of the sensitivity of reported results to changes in our assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonable assumptions were applied.

Securities and Exchange Commission	October 15, 2010

The following narrative relating to the Company’s critical accounting policy regarding decommissioning costs as it appears on page 69 of the FY 2009 Annual Report (addition underlined) provides an example of how these changes may appear in future filings by the Company:

“Decommissioning Costs

We record the fair value of estimated decommissioning costs as a liability in the period in which we incur a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. We also record a corresponding asset that is depreciated over the life of the asset. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. Depreciation and accretion expenses are included in cost of electric power in the accompanying consolidated statements of income.

Significant management judgment is involved in determining the fair value of estimated decommissioning costs. The estimates and assumptions used by our management to determine fair value can be impacted by many factors, such as the estimated decommissioning costs based on engineering studies commissioned and approved by the Korean government, changes in assumed dates of decommissioning, inflation rate, discount rate, decommissioning technology, regulation and the general economy.

As of December 31, 2008 and 2009, we recorded liability for decommissioning costs in the amounts of (Won) 5,471 billion and (Won) 5,695 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used a discount rate of 4.36% and an inflation rate of 2.30% when calculating the decommissioning cost liability recorded as of December 31, 2008 and 2009. In addition, the following is a sensitivity analysis of the potential impacts on decommissioning costs, from a 0.10% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	(In billions of Won)
	Sensitivity to inflation rate				Sensitivity to discount rate
	+0.10%		-0.10%		+0.10%		-0.10%
Increase (decrease) of liability for decommissioning costs	(Won)	161	(Won)	(156)	(Won)	(124)	(Won)	127

See Note 22 and 38 of the notes to our consolidated financial statements for further related information.”

Securities and Exchange Commission	October 15, 2010

3.	We note that you recorded Won 30,022 million as of December 31, 2009 related to legal claims. Given that this accrual requires significant management judgment and estimates, please consider expanding your critical accounting policies to discuss the assumptions and uncertainties regarding this accrual.

Response

In response to the Staff’s comment, we undertake to include in future filings a discussion of the assumptions and uncertainties regarding the above-mentioned accrual as follows:

“As of December 31, 2008 and 2009, we had an accrual for loss contingencies of (Won)47 billion and (Won)30 billion, respectively. We record liabilities for estimated loss contingencies when we assess that a loss is probable and the amount of the loss can be reasonably estimated. The determination for a loss contingency is based on management judgment and estimates with respect to the likely outcome of the matter, including the analysis of different scenarios. Liabilities are recorded or adjusted when events or circumstances cause these judgments or estimates to change. In assessing whether a loss is a reasonable possibility, the Company may consider the following factors: the nature of the litigation, claim or assessment, available information, opinions or views of legal counsel and other advisors, and the experience gained from similar cases. The Company provides disclosures for material contingencies when there is a reasonable possibility that a loss or an additional loss may be incurred.

As new developments occur or more information becomes available, our assumptions and estimates of these liabilities may change. Revisions to contingent liabilities are generally reflected when new or different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. If changes in these or other assumptions or the anticipated outcomes we use to estimate contingencies cause a loss to become more likely, it could materially affect future results of operations for any particular quarterly or annual period.

Actual amounts realized upon settlement of contingencies may be different than amounts recorded and disclosed and could have a significant impact on the liabilities and expenses recorded on the consolidated financial statements.” See Note 33 to the notes to the financial statements included in the FY 2009 Annual Report

Consolidated Results of Operations, page 72

2009 Compared to 2008, page 72

4.	Where you identify intermediate causes of changes in your operating results, please discuss the reasons underlying the intermediate causes. For example, where you indicate that the decrease in selling and administrative expenses is primarily due to a decrease in labor costs, please discuss the underlying reasons for the decrease in labor costs. We remind you that one of the primary objectives of MD&A is to provide your investors with enough context around your results that investors can ascertain the likelihood that past performance is indicative of future performance.

Securities and Exchange Commission	October 15, 2010

Response

In response to the Staff’s comment, we undertake to discuss more thoroughly the reasons underlying the intermediate causes of changes in our operating results in our future filings. For example, in relation to the decrease in selling and administrative expenses as cited by the Staff in the FY 2009 Annual Report, we will expand our discussion of the underlying causes by explaining that such decrease was due to a decrease in labor costs, which was primarily as a result of a decrease in bonus payouts, the amount of which is determined annually in accordance with the overall performance evaluation of the Company by the Korean government.

5.	Given the significant change in your income tax expense and effective tax rate compared to the prior year, we believe it would be beneficial for investors if you provided a discussion of the underlying reasons behind the 114.8% effective tax rate in fiscal year 2009 as compared to 24.2% in the prior fiscal year. As such, please expand your disclosure in future filings.

Response

In response to the Staff’s comment, we undertake to include, where there are significant changes in our income tax expense and effective tax rates compared to the prior year, a discussion of the underlying reasons. As for the increase in the effective tax rate from 2008 to 2009, we note the following:

Equity income from a subsidiary is eliminated, as part of our intercompany elimination process. However, the related tax effect of equity income is not eliminated because under Korean tax laws equity income or losses are taxable or deductible only upon the sale of the subsidiary.

We recorded income tax benefit of (Won)930 billion and loss before income tax benefit of (Won)3,844 billion in 2008 and income tax expense of (Won)370 billion and income before income tax expense of (Won)322 billion in 2009, which resulted in a significant increase in our consolidated effective tax rate from 24.2% in 2008 to 114.8% in 2009. In addition, we recorded the tax effects of equity income of consolidated subsidiaries (Won)(40) billion and (Won)328 billion in 2008 and 2009, respectively.

The increase of the effective tax rate from 2008 to 2009 was mainly due to the increase of tax effects of our generation subsidiaries’ equity income which were not eliminated during consolidation. However, on a consolidated basis, we recognized loss before income tax and significantly low income before income tax during 2008 and 2009, respectively, due to the loss before income tax of the parent company (namely, Korea Electric Power Corporation) during these periods. Accordingly, we record significantly higher overall income tax expenses and therefore a higher effective tax rate on a consolidated basis than on a non-consolidated basis due to the tax effect of equity income during periods where our subsidiaries record net income on a non-consolidated basis. See Note 28 to the notes to the financial statements included in the FY 2009 Annual Report

Securities and Exchange Commission	October 15, 2010

Item 18. Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements of Korea Electric Power Corporate, page F-2

6.	We note the reference within this report to the financial statements of certain consolidated subsidiaries whose financial statements were audited by other auditors. To more clearly indicate the division of work between your principal auditor and these other auditors, please consider revising this report in future filings to name the subsidiaries that were audited by other auditors.

Response

In response to the Staff’s comment, we will ensure that our auditors name the subsidiaries that were audited by other auditors in their audit reports. As of and for the period ended December 31, 2009, our subsidiaries that were audited by auditors other than our auditors, Deloitte Anjin LLC, were Korea Southern Power Co., Ltd. and Korea Midland Power Co., Ltd. For fiscal year 2010, our subsidiary Korea South-East Power Co., Ltd. will be audited by auditors other than our auditors, Deloitte Anjin LLC.

Report of Independent Registered Public Accounting Firm on Financial Statement of Korea South-East Power Co., Ltd., page F-5

7.	We note that the audit reports for Korea South-East Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea Midland Power Co., Ltd. indicate that these audits were conducted in accordance with the “auditing” standards of the Public Company Accounting Oversight Board (United States). Please be advised that references to the “auditing” standards of the Public Company Accounting Oversight Board (PCAOB) are not appropriate as the reference to the standards of the PCAOB should not be limited in any way for consolidated subsidiaries that are part of a registrant issuer. Please amend your filing to provide audit reports that clearly disclose that all audits were conducted in accordance with the standards of the PCAOB. Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707.

Response

In response to the Staff’s comment, we will amend our filings on Form 20-F to include audit reports for the above-mentioned subsidiaries that clearly disclose that all audits were conducted in accordance with the standards of the PCAOB, subsequent to confirming that the Staff will have no further comments on the FY2009 Annual Report other than in respect of the referenced audit reports.

Securities and Exchange Commission	October 15, 2010

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4264 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Lee, Kyo-hyung
Name: Lee, Kyo-hyung
Title: General Manager